         As filed with the Securities and Exchange Commission on March 19, 2002
===============================================================================

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  Schedule TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                ----------------

                              Promotions.com, Inc.
                           (Name of Subject Company)

                                ----------------

                                 iVillage Inc.

                           Virgil Acquisition Corp.,

                   A Wholly Owned Subsidiary of iVillage Inc.
                           (Names of Filing Persons)
                                   (Offeror)

                                ----------------

                                 COMMON STOCK,
                                $0.001 PAR VALUE
                         (Title of Class of Securities)
                                ----------------

                                  74341U-10-6
                     (CUSIP Number of Class of Securities)

                                ----------------

                              Douglas W. McCormick
                      Chairman and Chief Executive Officer
                                 iVillage Inc.
                             500-512 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10018
                                 (212) 600-6000
 (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                                ----------------

                                 with copies to

   Richard Vernon Smith, Esq.                  Iain Mickle, Esq.                 David A. Sirignano, Esq.
Orrick, Herrington & Sutcliffe LLP      Orrick, Herrington & Sutcliffe LLP     Morgan, Lewis & Bockius LLP
Old Federal Reserve Bank Building         400 Capitol Mall, Ste. 3000         1111 Pennsylvania Avenue, N.W.
      400 Sansome Street                     Sacramento, CA 95814                 Washington, D.C. 20004
   San Francisco, CA 94111                      (916) 447-9200                        (202) 739-3000
       (415) 392-1122

                                ----------------

                           CALCULATION OF FILING FEE

===================================================================================================
                        Transaction valuation(1)                  Amount of filing fee(2)
---------------------------------------------------------------------------------------------------
                               $12,233,440                                 $2,447
===================================================================================================

(1) Estimated for purposes of calculating the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based upon (a) $0.80, the average of the high and low price per share of Promotions.com common stock on March 14, 2002, as reported on the Over-the-Counter Bulletin Board, multiplied by (b) 15,291,800, representing the estimated maximum aggregate number of shares of Promotions.com common stock to be received by iVillage Inc.
(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 as amended, equals 1/50 of 1% of the transaction value. $218 of the filing fee has been offset by the amount of the filing fee previously paid by iVillage as described below.
|X| Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:   $218           Filing Party:  iVillage Inc.
Form or Registration No.: Form S-4       Date Filed:    March 19, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    |_| Check the appropriate boxes below to designate any transactions to which the statement relates:
    |X| third-party tender offer subject to Rule 14d-1.
    |_| issuer tender offer subject to Rule 13e-4.
    |_| going-private transaction subject to Rule 13e-3.
    |_| amendment to Schedule 13D under Rule 13d-2.
    Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
===============================================================================

                                  Schedule TO

   This Tender Offer Statement on Schedule TO relates to the offer by Virgil Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of iVillage Inc., a Delaware corporation ("Parent"), to acquire all of the outstanding shares of common stock, $0.001 par value ("Common Stock"), of Promotions.com, Inc., a Delaware corporation (the "Company"), together with associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 28, 2001, between the Company and American Stock Transfer & Trust Company (the "Rights" and, collectively with the Common Stock, the "Shares") in exchange for a fraction of a share of Parent common stock designed to have a value of $0.23 (the "iVillage Shares") and $0.64 to the seller in cash, per Share upon the terms and subject to the conditions described in the Prospectus (defined below) and the related Letter of Transmittal (defined below) (the "Offer").

   The Offer is made pursuant to an Agreement and Plan of Merger, dated as of February 11, 2002, and amended as of March 13, 2002, by and among Parent, Merger Sub and the Company which contemplates the merger of Merger Sub with and into the Company (the "Merger"). The terms and conditions of the Offer and the Merger are set forth in a prospectus (the "Prospectus") that is part of a registration statement on Form S-4 filed by Parent with the Securities and Exchange Commission relating to the iVillage Shares to be issued to the stockholders of the Company in the Offer and the Merger (the "Registration Statement") and related letter of transmittal (the "Letter of Transmittal"). The Prospectus and Letter of Transmittal are attached as Exhibits (a)(4) and
(a)(1)(A) hereto, respectively.

Items 1 through 11.

   As permitted by General Instruction F to Schedule TO, all of the information set forth in the entire Registration Statement, Prospectus and Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to items 1 through and including 11 of this Schedule TO, except as otherwise set forth below. Financial statements required by Item 10 are hereby expressly incorporated by reference from the Registration Statement into this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

The following documents are attached or incorporated by reference as exhibits to this Schedule TO:

Exhibit
Number                                                            Exhibit Description
------                                                            -------------------
(a)(1)(A)          Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Parent's Registration Statement on
                   Form S-4 filed on March 19, 2002).
(a)(1)(B)          Form of Notice of Guaranteed Delivery.
(a)(1)(C)          Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(D)          Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(1)(E)          Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(F)          Form of Letter to stockholders of the Company dated March 19, 2002.
(a)(2)             Not applicable.
(a)(3)             Not applicable.
(a)(4)             Prospectus relating to Parent's Shares to be issued in the Offer and the Merger (incorporated by reference from
                   Parent's Registration Statement on Form S-4 filed on March 19, 2002).
(b)                Not applicable.
(c)                Not applicable.
(d)(1)             Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of February 11, 2002
                   (incorporated by reference to Exhibit 2.1 to Parent's Current Report on Form 8-K filed on February 15, 2002).
(d)(2)             Amendment No. 1 to Agreement and Plan of Merger, dated as of March 13, 2002, by and among Parent, Merger Sub and the Company (incorporated by reference to Annex A-2 to the prospectus filed as part of the Registration Statement on Form S-4 filed by Parent on March 19, 2002).
(d)(3)             Form of Stockholders Agreement dated February 11, 2002 by and among Parent, Merger Sub and each of Steven Krein,
                   Daniel J. Feldman, Dirk Hall and The Travelers Insurance Company (incorporated by reference to Exhibit 99.1 to
                   Parent's Current Report on Form 8-K filed on February 15, 2002).
(d)(4)             Berg Stockholder Agreement dated February 11, 2002 by and among Parent, Merger Sub and Ian J. Berg (incorporated by reference to Exhibit 99.2 to Parent's Current Report on Form 8-K filed on February 15, 2002).
(e)                Not applicable.
(f)                Not applicable.
(g)                None.
(h)                Not applicable.


Item 13. Information Required by Schedule 13e-3.

Not applicable.

                                   SIGNATURE


   After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                         iVILLAGE INC.

                         By: /s/ STEVEN A. ELKES
                                 ---------------------------------------------
                                 Name: Steven A. Elkes
                                 Title: Executive Vice President - Operations
                                        and Business Affairs


                         VIRGIL ACQUISITION CORP.

                         By: /s/ STEVEN A. ELKES
                                 ----------------------------------------------
                                 Name: Steven A. Elkes
                                 Title: President

Date: March 19, 2002

                                 EXHIBIT INDEX


Exhibit
Number                                                            Exhibit Description
------                                                            -------------------
(a)(1)(A)          Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Parent's Registration Statement on
                   Form S-4 filed on March 19, 2002).
(a)(1)(B)          Form of Notice of Guaranteed Delivery.
(a)(1)(C)          Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(D)          Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(1)(E)          Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(F)          Form of Letter to stockholders of the Company dated March 19, 2002.
(a)(2)             Not applicable.
(a)(3)             Not applicable.
(a)(4)             Prospectus relating to Parent's Shares to be issued in the Offer and the Merger (incorporated by reference from
                   Parent's Registration Statement on Form S-4 filed on March 19, 2002).
(b)                Not applicable.
(c)                Not applicable.
(d)(1)             Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of February 11, 2002
                   (incorporated by reference to Exhibit 2.1 to Parent's Current Report on Form 8-K filed on February 15, 2002).
(d)(2)             Amendment No. 1 to Agreement and Plan of Merger, dated as of March 13, 2002, by and among Parent, Merger Sub and the Company (incorporated by reference to Annex A-2 to the prospectus filed as part of the Registration Statement on Form S-4 filed by Parent on March 19, 2002).
(d)(3)             Form of Stockholders Agreement dated February 11, 2002 by and among Parent, Merger Sub and each of Steven Krein,
                   Daniel J. Feldman, Dirk Hall and The Travelers Insurance Company (incorporated by reference to Exhibit 99.1 to
                   Parent's Current Report on Form 8-K filed on February 15, 2002).
(d)(4)             Berg Stockholder Agreement dated February 11, 2002 by and among Parent, Merger Sub and Ian J. Berg (incorporated by reference to Exhibit 99.2 to Parent's Current Report on Form 8-K filed on February 15, 2002).
(e)                Not applicable.
(f)                Not applicable.
(g)                None.
(h)                Not applicable.

                                                               EXHIBIT (a)(1)(B)

                         Notice of Guaranteed Delivery
                                      for
                        Tender of Shares of Common Stock
                                       of
                              PROMOTIONS.COM, INC.
                   (not to be used for signature guarantees)


   This Notice of Guaranteed Delivery, or one substantially in the form hereof, must be used to accept the Offer (as defined below) (i) if certificates
("Share Certificates") evidencing shares of common stock, par value $0.001 per share (the "Shares"), of Promotions.com, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), are not immediately available, (ii) if Share Certificates and all other required documents cannot be delivered to Continental Stock Transfer and Trust Company, as Depositary (the "Depositary"), prior to the expiration date (as set forth in "The Offer--Timing of Our Offer" section of the Prospectus (as defined below)) (the "Expiration Date"), or (iii) if the procedure for delivery by book-entry transfer cannot be completed on a timely basis. This Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile to the Depositary. See "The Offer--Guaranteed Delivery" section of the Prospectus.

                        The Depositary For The Offer Is:
                  Continental Stock Transfer and Trust Company

                           By Mail, Hand Delivery or
                               Overnight Courier:
                          17 Battery Place, 8th Floor
                               New York, NY 10004
                              Attn: Reorganization
                                   Department

                           By Facsimile Transmission:
                                 (212) 616-7610
                        (For Eligible Institutions Only)

                             Confirm by Telephone:
                            (212) 509-4000 ext. 536

   Delivery of this Notice of Guaranteed Delivery to an address other than as set forth above, or transmission of instructions via facsimile transmission other than as set forth above, will not constitute a valid delivery.

   This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an "Eligible Institution" under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

   The undersigned hereby tenders to Virgil Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware and a wholly owned subsidiary of iVillage Inc., a corporation organized and existing under the laws of the State of Delaware, upon the terms and subject to the conditions set forth in the Prospectus dated March 19, 2002 (the "Prospectus"), and the related Letter of Transmittal (which together constitute the "Offer"), receipt of each of which is hereby acknowledged, the number of Shares specified below pursuant to the guaranteed delivery procedure described in "The Offer--Guaranteed Delivery" section of the Prospectus.

SIGNATURE(S) OF HOLDER(S)_________________________

Number of Shares: _________________  Name(s) of Record Holder(s):
Share Certificate Nos.               ___________________________________________
(if available):                      ___________________________________________
___________________________________               (Please print)
___________________________________  Address(es):_______________________________

|_| Check if Shares will be          ___________________________________________
tendered by book-entry transfer to   ___________________________________________
The Depository Trust Company.                                         (Zip Code)

Account Number: ___________________
Name of Tendering Institution:
___________________________________  Area Code and
                                     Telephone No.:_____________________________

                                     Signature(s)_______________________________
                                     ___________________________________________

                                     Dated: ______________

                                   GUARANTEE

                    (Not To Be Used For Signature Guarantee)

   The undersigned, a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or which is a commercial bank or trust company having an office or correspondent in the United States, guarantees to deliver to the Depositary, at its address set forth above, Share Certificates evidencing the Shares tendered hereby, in proper form for transfer, or confirmation of book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company, in each case with delivery of a Letter of Transmittal (or facsimile thereof) properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in the Letter of Transmittal) in the case of a book-entry delivery, and any other required documents, all within three Nasdaq National Market trading days of the date hereof.

Name of Firm: ______________________    ________________________________________
                                              (Authorized Signature)

Address: ___________________________    Name: __________________________________
                                                     (Please print)
____________________________________
                          (Zip Code)

                                        Title: _________________________________
Area Code and
Telephone No.: _____________________    Dated: _________________________________


NOTE: DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE; CERTIFICATES FOR
      SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

                                                               EXHIBIT (a)(1)(C)

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9


Guidelines for Determining the Proper Identification Number to Give the Payor.--Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e, 00-0000000. The table below will help determine the number to give the payor.

                                   Give the TAXPAYER IDENTIFICATION
For this type of account:          Number of --
-------------------------          --------------------------------

1. An individual's                 The individual
   account

2. Two or more individuals         The actual owner of the account or, if
   (joint account)                 combined funds, the first individual on the
                                   account (1)

3. Husband and wife                The actual owner of the account or, if
   (joint account)                 combined funds, the first individual on the
                                   account (1)

4. Custodian account of a minor    The minor (2)
   (Uniform Gift to Minors Act)

5. Adult and minor                 The adult or, if the minor is the only
   (joint account)                 contributor, the minor (1)

6. Account in the name of          The ward, minor, or incompetent person (3)
   guardian or committee for a
   designated ward, minor, or
   incompetent person

7. a. The usual revocable          The grantor-trustee (1)
   savings trust account
   (grantor is also trustee)

   b. So-called trust account      The actual owner (1)
   that is not a legal or valid
   trust under State law

8. Sole proprietorship account     The owner (4)
   and single member limited
   liability companies (LLCs)




                                   Give the TAXPAYER IDENTIFICATION
For this type of account:          Number of --
-------------------------          --------------------------------

9. A valid trust, estate,          The legal entity (Do not furnish the
   or pension trust                identifying number of the personal
                                   representative or trustee unless the legal entity itself is not designated in the account title.) (5)

10. Corporate account              The corporation

11. Religious, charitable or       The organization
    educational organization
    account

12. Partnership account held       The partnership (6)
    in the  name of the
    business

13. Association, club or other     The organization
    tax-exempt organization

14. A broker or registered         The broker or nominee
    nominee

15. Account with the               The public entity
    Department of Agriculture
    in the name of a public
    entity (such as a State or
    local government, school
    district, or prison) that
    receives agricultural
    program payments

______________
(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4) Show the name and social security or employer identification number of the owner. You may also enter your business or "doing business as" name. In addition to entering the owner's name, single member LLCs must enter their name on the "doing business as" line.
(5) List first and circle the name of the legal trust, estate, or pension trust.
(6) This also applies to LLCs with at least two members.
NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

Obtaining a number

If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card, Form W-7, Application for IRS Individual Taxpayer Identification Number, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:

o  A corporation.

o  A financial institution.

o An organization exempt from tax under section 501(a), or an individual retirement plan.

o  The United States or any agency or instrumentality thereof.

o A dealer in securities or commodities required to register in the U.S. or a possession of the U.S.

o  A real estate investment trust.

o  A common trust fund operated by a bank under section 584(a).

o An exempt charitable remainder trust described in section 664, or a non-exempt trust described in section 4947(a)(1),

o  An entity registered at all times under the Investment Company Act of 1940.

o  A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following.

o  Payments to nonresident aliens subject to withholding under section 1441.

o Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.

o Payments of patronage dividends where the amount received is not paid in money.

o  Payments made by certain foreign organizations.

o  Payments made to a nominee.

Payments of interest generally subject to backup withholding include the following.

o Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payor's trade or business and you have not provided your correct taxpayer identification number to the payor.

o Payments of tax-exempt interest (including exempt-interest dividend under section 852).

o  Payments described in section 6049(b)(5) to nonresident aliens.

o  Payments on tax-free covenant bonds under section 1451.

o  Payments made by certain foreign organizations.

o  Payments made to a nominee.


Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYOR, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYOR. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

   Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045 and 6050A.

   Privacy Act Notice - Section 6109 requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payors who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payors must be given the numbers whether or not recipients are required to file a tax return. Payors must generally withhold 30% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payor. Certain penalties may also apply.

Penalties

   (1) Penalty for Failure to Furnish Taxpayer Identification Number - If you fail to furnish your taxpayer identification number to a payor, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

   (2) Failure to Report Certain Dividend and Interest Payments - If you fail to include any portion of an includible payment for interest, dividends or patronage dividends in gross income, such failure will generally be treated as being due to negligence and will be subject to a penalty of 20% on any portion of an underpayment attributable to that failure

   (3) Civil Penalty for False Information With Respect to Withholding - If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

   (4) Criminal Penalty for Falsifying Information - Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                                                               EXHIBIT (a)(1)(D)

To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

   This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offer by Virgil Acquisition Corp. (the "Purchaser") to exchange a fraction of a share of the Common Stock of iVillage Inc. designed to have a value of $0.23 and $0.64 in cash for each outstanding share of Common Stock, par value $0.001 per share, of Promotions.com, Inc. ("Promotions.com"), together with associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 28, 2001, as amended, between Promotions.com and American Stock Transfer & Trust Company (the "Shares"). Stockholders will be able to tender their Shares upon the terms and subject to the conditions set forth in the Offer to Exchange dated March 19, 2002 (the "Prospectus") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

   We are asking you to contact your clients for whom you hold Promotions.com common stock registered in your name or in the name of your nominee to obtain instructions with respect to the Shares. Enclosed are copies of the following documents:

   1. The Prospectus describing the terms of the Offer;

   2. Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

   3. Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to the Exchange Agent, or if the procedures for book-entry transfer cannot be completed, by the expiration date (as set forth in the "The Offer - Timing of Our Offer" section in the Prospectus) (the "Expiration Date");

   4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

   5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

   6. A Solicitation/Recommendation Statement on Schedule 14D-9 provided by Promotions.com; and

   7. A return envelope addressed to Continental Stock Transfer and Trust Company (the "Exchange Agent") for your use only.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for exchange Shares which are validly tendered prior to the Expiration Date and not theretofore properly withdrawn when, as and if the Purchaser gives oral or written notice to the Exchange Agent of the Purchaser's acceptance of such Shares for exchange pursuant to the Offer. Issuance of iVillage Inc. Common Stock and payment of cash for Shares exchanged pursuant to the Offer will in all cases be made only after timely receipt by the Exchange Agent of (i) certificates for such Shares, or timely confirmation of a book-entry transfer of such Shares into the Exchange Agent's account at the Depository Trust Company, pursuant to the procedures described in "The Offer--Procedure for Tendering" of the Prospectus, (ii) a properly completed and duly executed Letter of Transmittal or an Agent's Message (as defined in the Letter of Transmittal) in connection with a book-entry transfer and (iii) all other documents required by the Letter of Transmittal.

   The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent as described in the Prospectus) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse you for customary mailing and handling costs incurred in forwarding the enclosed materials to your customers.

   The Purchaser will pay or cause to be paid all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

   Your prompt action is requested. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on April 16, 2002, unless the Offer is extended.

   In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer of the Shares, and any other required documents, should be sent to the Exchange Agent, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the Instructions set forth in the Letter of Transmittal and in the Prospectus.

   If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures specified in "The Offer--Procedure for Tendering" of the Prospectus.

   Additional copies of the enclosed materials may be obtained from the Information Agent at the address and telephone number set forth on the back cover of the Prospectus. Any inquiries you may have with respect to the Offer should be directed to the Information Agent.

                                Very truly yours,


                                iVILLAGE INC.


NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE PURCHASER, iVILLAGE INC., PROMOTIONS.COM, THE INFORMATION AGENT, THE EXCHANGE AGENT OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                                                               EXHIBIT (a)(1)(E)

To our Clients:

   Enclosed for your consideration are a Prospectus, dated March 19, 2002, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") in connection with the offer by Virgil Acquisition Corp. (the "Purchaser") to exchange a fraction of a share of the Common Stock of iVillage Inc. designed to have a value of $0.23 and $0.64 in cash for each outstanding share of Common Stock, par value $0.001 per share, of Promotions.com, Inc. (the "Company"), together with associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 28, 2001, as amended, between the Company and American Stock Transfer & Trust Company (the "Shares").

   THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF THE SHARES OF THE COMPANY'S COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. A TENDER OF SUCH SHARES MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS. THE ENCLOSED LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED
BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT. Accordingly, we request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, pursuant to the terms and subject to the conditions set forth in the Offer. However, we urge you to read the Offer carefully before instructing us to tender all or a portion of the Shares.

   Your attention is directed to the following:

   1. The consideration per Share is a fraction of a share of the Common Stock of iVillage Inc. designed to have a value of $0.23 and $0.64 in cash (subject to the terms and conditions described in the Offer).

   2. The Offer is being made for all outstanding Shares.

   3. The Offer and withdrawal rights will expire (the "Expiration Date") at 12:00 midnight, New York City time, on April 16, 2002, unless the offering is extended by the Purchaser.

   4. Tenders of Shares pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless previously accepted pursuant to the Offer, may also be withdrawn at any time after April 16, 2002. If iVillage elects to provide a subsequent offering period, you will not have the right to withdraw Shares that you tender in the subsequent offering period.

   5. Any stock transfer taxes applicable to the sale and transfer of any Shares to the Purchaser pursuant to the Offer will be paid by the Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

   If you wish to have us, on your behalf, tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the reverse side of this letter. Your instructions should be forwarded to us in sufficient time to permit us to submit a tender on your behalf prior to the expiration of the Offer.

   ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE OFFER SHOULD BE DIRECTED TO YOUR BROKER OR OTHER NOMINEE.

         INSTRUCTIONS BY BENEFICIAL OWNERS TO BROKERS OR OTHER NOMINEES (accompanying letter from brokers or other nominees to beneficial owners)


   The undersigned acknowledge(s) receipt of your letter and the enclosed materials referred to therein relating to the Offer by Virgil Acquisition Corp. (the "Purchaser") to exchange a fraction of a share of the Common Stock of iVillage Inc. designed to have a value of $0.23 and $0.64 in cash for each outstanding share of Common Stock, par value $0.001 per share, of Promotions.com, Inc. (the "Company"), together with associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 28, 2001, as amended, between the Company and American Stock Transfer & Trust Company (the "Shares").

   This will instruct you whether to tender to the Purchaser the number of Shares indicated below (or if no number is indicated below, all Shares) that are held by you for the account of the undersigned, pursuant to the terms and subject to the conditions set forth in the Offer.

Please tender the following number of Shares:*______________________

Total number of Shares held by you: ______________________________

Date: __________________, 2002 _________________________________________________

                               _________________________________________________

                               _________________________________________________
                                                    Signature(s)

                               Please type or print name(s) below

                               _________________________________________________

                               _________________________________________________



* Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

                                                               EXHIBIT (a)(1)(F)

                                  iVILLAGE INC.

                                 EXCHANGE OFFER
                        TO STOCKHOLDERS OF PROMOTIONS.COM

   Dear Promotions.com Stockholder:

   This letter is being distributed to the stockholders of Promotions.com, Inc. ("Promotions.com") in connection with an offer by iVillage Inc. ("iVillage"), through its wholly-owned subsidiary, to acquire all of the outstanding shares of the common stock of Promotions.com, together with associated preferred share purchase rights (collectively, the "Promotions.com Stock").

   We have entered into a merger agreement with Promotions.com pursuant to which we are offering, through our wholly owned subsidiary, to exchange a fraction of a share of iVillage common stock and cash for each outstanding share of Promotions.com common stock. If the offer is completed, subject to approval by the stockholders of Promotions.com, if necessary, our subsidiary will merge with and into Promotions.com. As a result of the offer and the merger, Promotions.com will become a wholly-owned subsidiary of iVillage.

   Pursuant to the offer, for each share of Promotions.com Stock that you validly tender and do not properly withdraw, you will receive a fraction of a share of common stock of iVillage designed to have a value of $0.23 and $0.64 in cash. iVillage is not issuing any fractional shares of its common stock in connection with the offer and the merger. All fractional shares of iVillage common stock that a Promotions.com stockholder would otherwise be entitled to receive because of the offer will be aggregated and, if a fractional share results from such aggregation, the Promotions.com stockholder will receive cash for those fractional shares.

   Enclosed are copies of the following documents:

   1. The prospectus describing the terms of the offer;

   2. A Letter of Transmittal;

   3. A Notice of Guaranteed Delivery;

   4. Guidelines For Certification of Taxpayer Identification Number on Substitute Form W-9;

   5. A return envelope addressed to Continental Stock Transfer and Trust Company, the exchange agent for the offer; and

   6. A Solicitation/Recommendation Statement on Schedule 14D-9 provided by Promotions.com.

   Your prompt action is requested. The offer will expire at 12:00 midnight, New York City time, on April 16, 2002 (the "Expiration Date"), unless extended.

   To tender your Promotions.com Stock, a properly completed and executed Letter of Transmittal (or Notice of Guaranteed Delivery) must be delivered to Continental Stock Transfer and Trust Company as indicated in the prospectus prior to 12:00 midnight, New York City time, on the Expiration Date.

   The iVillage board of directors does not make any recommendation to you about whether you should tender your Promotions.com Stock.

   If you have questions regarding the offer or need additional copies of the enclosed materials, you may contact the information agent for the offer, D.F. King & Co., Inc., by calling D.F. King & Co., Inc., toll free at (800) 207-3159 (banks and brokers may call collect at (212) 269-5550).

                                   Very truly yours,



                                   iVILLAGE INC.